Exhibit 99.1

11 March 2003	James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Level 3, 22 Pitt Street Sydney NSW 2000 Australia Telephone (02) 8274 5274 Fax (02) 8274 5217

GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir

Mr Don Cameron has today retired as a member of the Managing Board.

Ms Sanneke Parabirsing has been appointed as Company Secretary effective from 11 March 2003.

Yours faithfully

PETER J SHAFRON
COMPANY SECRETARY